                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               -------------------

                               S C H E D U L E 13D
                                 (Rule 13d-101)

         INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE
             13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE
                                    13d-2(a)
                              (Amendment No. 1)(1)

                          Sturm, Ruger & Company, Inc.
        -----------------------------------------------------------------
                                (Name of Issuer)

                     COMMON STOCK, par value $1.00 per share
       -----------------------------------------------------------------
                         (Title of Class of Securities)

                                    864159108
                             ----------------------
                                 (CUSIP Number)


                              Ms. Leslie M. Gasper
                          Sturm, Ruger & Company, Inc.
                                 One Lacey Place
                          Southport, Connecticut 06490
                            Telephone (203) 259-7843
       -----------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                April 30, 1999
       -----------------------------------------------------------------
              (Date of Event which Requires Filing this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

                  Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 11 Pages)

--------------

         (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                              (Page 2 of 11 Pages)

CUSIP
No.   864159108                        13D                    PAGE 3 of 11 PAGES

================================================================================

 1    NAMES OF REPORTING PERSON
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                                           William B. Ruger
--------------------------------------------------------------------------------

 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                  (a)|x|
                                                                  (b)|_|
--------------------------------------------------------------------------------

 3    SEC USE ONLY
--------------------------------------------------------------------------------

 4    SOURCE OF FUNDS*
--------------------------------------------------------------------------------

 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
         IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                  |_|
--------------------------------------------------------------------------------

 6    CITIZENSHIP OR PLACE OF ORGANIZATION
                                             United States
--------------------------------------------------------------------------------

    NUMBER OF       7  SOLE VOTING POWER
    SHARES                                   542,896
  BENEFICIALLY     -------------------------------------------------------------
   OWNED BY         8  SHARED VOTING POWER
     EACH                                    4,272,000
   REPORTING       -------------------------------------------------------------
 PERSON WITH        9  SOLE DISPOSITIVE POWER
                                             None
                   -------------------------------------------------------------
                   10  SHARED DISPOSITIVE POWER
                                             4,272,000
--------------------------------------------------------------------------------

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
       REPORTING PERSON
                                             4,814,896
--------------------------------------------------------------------------------

12    CHECK BOX IF THE AGGREGATE AMOUNT IN
           ROW (11) EXCLUDES CERTAIN SHARES*                         |_|
--------------------------------------------------------------------------------

13    PERCENT OF CLASS REPRESENTED BY AMOUNT
                  IN ROW (11)                17.89%
--------------------------------------------------------------------------------

14    TYPE OF REPORTING PERSON*
                                             IN

================================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP
No.   864159108                        13D                   PAGE 4 of 11  PAGES

================================================================================

 1    NAMES OF REPORTING PERSON
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                                      William B. Ruger, Jr.
--------------------------------------------------------------------------------

 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                  (a)|x|
                                                                  (b)|_|
--------------------------------------------------------------------------------

 3    SEC USE ONLY
--------------------------------------------------------------------------------

 4    SOURCE OF FUNDS*
--------------------------------------------------------------------------------

 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
         IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                  |_|
--------------------------------------------------------------------------------

 6    CITIZENSHIP OR PLACE OF ORGANIZATION
                                             United States
--------------------------------------------------------------------------------

    NUMBER OF       7  SOLE VOTING POWER
    SHARES                                   800,000
  BENEFICIALLY     -------------------------------------------------------------
   OWNED BY         8  SHARED VOTING POWER
     EACH                                    6,096,000
   REPORTING       -------------------------------------------------------------
 PERSON WITH        9  SOLE DISPOSITIVE POWER
                                             800,000
                   -------------------------------------------------------------
                   10  SHARED DISPOSITIVE POWER
                                             6,096,000
--------------------------------------------------------------------------------

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
       REPORTING PERSON
                                             6,896,000
--------------------------------------------------------------------------------

12    CHECK BOX IF THE AGGREGATE AMOUNT IN
           ROW (11) EXCLUDES CERTAIN SHARES*                         |_|
--------------------------------------------------------------------------------

13    PERCENT OF CLASS REPRESENTED
                  BY AMOUNT IN ROW (11)      25.63%
--------------------------------------------------------------------------------

14    TYPE OF REPORTING PERSON*
                                             IN

================================================================================
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP
No.   864159108                        13D                   PAGE 5 of 11  PAGES

================================================================================

 1    NAMES OF REPORTING PERSON
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                                      Carolyn Vogel
--------------------------------------------------------------------------------

 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                  (a)|x|
                                                                  (b)|_|
--------------------------------------------------------------------------------

 3    SEC USE ONLY
--------------------------------------------------------------------------------

 4    SOURCE OF FUNDS*
--------------------------------------------------------------------------------

 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
         IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                  |_|
--------------------------------------------------------------------------------

 6    CITIZENSHIP OR PLACE OF ORGANIZATION
                                             United States
--------------------------------------------------------------------------------

    NUMBER OF       7  SOLE VOTING POWER
    SHARES                                   750,000
  BENEFICIALLY     -------------------------------------------------------------
   OWNED BY         8  SHARED VOTING POWER
     EACH                                    4,272,000
   REPORTING       -------------------------------------------------------------
 PERSON WITH        9  SOLE DISPOSITIVE POWER
                                             750,000
                   -------------------------------------------------------------
                   10  SHARED DISPOSITIVE POWER
                                             4,272,000
--------------------------------------------------------------------------------

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
       REPORTING PERSON
                                             5,022,000
--------------------------------------------------------------------------------

12    CHECK BOX IF THE AGGREGATE AMOUNT IN
           ROW (11) EXCLUDES CERTAIN SHARES*                         |_|
--------------------------------------------------------------------------------

13    PERCENT OF CLASS REPRESENTED
                  BY AMOUNT IN ROW (11)      18.66%
--------------------------------------------------------------------------------

14    TYPE OF REPORTING PERSON*
                                             IN

================================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP
No.   864159108                        13D                    PAGE 6 of 11 PAGES

================================================================================

 1    NAMES OF REPORTING PERSON
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                                     Ruger Management, Inc.
--------------------------------------------------------------------------------

 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                  (a)|x|
                                                                  (b)|_|
--------------------------------------------------------------------------------

 3    SEC USE ONLY
--------------------------------------------------------------------------------

 4    SOURCE OF FUNDS*
--------------------------------------------------------------------------------

 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
         IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                  |_|
--------------------------------------------------------------------------------

 6    CITIZENSHIP OR PLACE OF ORGANIZATION
                                             Delaware
--------------------------------------------------------------------------------

    NUMBER OF       7  SOLE VOTING POWER
    SHARES                                   None
  BENEFICIALLY     -------------------------------------------------------------
   OWNED BY         8  SHARED VOTING POWER
     EACH                                    4,272,000
   REPORTING       -------------------------------------------------------------
 PERSON WITH        9  SOLE DISPOSITIVE POWER
                                             None
                   -------------------------------------------------------------
                   10  SHARED DISPOSITIVE POWER
                                             4,272,000
--------------------------------------------------------------------------------

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
       REPORTING PERSON
                                             4,272,000
--------------------------------------------------------------------------------

12    CHECK BOX IF THE AGGREGATE AMOUNT IN
           ROW (11) EXCLUDES CERTAIN SHARES*                         |_|
--------------------------------------------------------------------------------

13    PERCENT OF CLASS REPRESENTED
                  BY AMOUNT IN ROW (11)      15.87%
--------------------------------------------------------------------------------

14    TYPE OF REPORTING PERSON*
                                             PN

================================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP
No.   864159108                        13D                    PAGE 7 of 11 PAGES

================================================================================

 1    NAMES OF REPORTING PERSON
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                                      Ruger Business Holdings, L.P.
--------------------------------------------------------------------------------

 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                  (a)|x|
                                                                  (b)|_|
--------------------------------------------------------------------------------

 3    SEC USE ONLY
--------------------------------------------------------------------------------

 4    SOURCE OF FUNDS*
--------------------------------------------------------------------------------

 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
         IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                  |_|
--------------------------------------------------------------------------------

 6    CITIZENSHIP OR PLACE OF ORGANIZATION
                                             Delaware
--------------------------------------------------------------------------------

    NUMBER OF       7  SOLE VOTING POWER
    SHARES                                   None
  BENEFICIALLY     -------------------------------------------------------------
   OWNED BY         8  SHARED VOTING POWER
     EACH                                    4,272,000
   REPORTING       -------------------------------------------------------------
 PERSON WITH        9  SOLE DISPOSITIVE POWER
                                             None
                   -------------------------------------------------------------
                   10  SHARED DISPOSITIVE POWER
                                             4,272,000
--------------------------------------------------------------------------------

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
       REPORTING PERSON
                                             4,272,000
--------------------------------------------------------------------------------

12    CHECK BOX IF THE AGGREGATE AMOUNT IN
           ROW (11) EXCLUDES CERTAIN SHARES*                         |_|
--------------------------------------------------------------------------------

13    PERCENT OF CLASS REPRESENTED
                  BY AMOUNT IN ROW (11)      15.87%
--------------------------------------------------------------------------------

14    TYPE OF REPORTING PERSON*
                                             PN

================================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP
No.  864159108                        13D                     PAGE 8 of 11 PAGES
================================================================================


ITEM 2.  IDENTITY AND BACKGROUND.

                  This statement is being filed by William B. Ruger, William B. Ruger, Jr., Carolyn Vogel, Ruger Management, Inc. ("Ruger Management") and Ruger Business Holdings, L.P. (the "Partnership"). William B. Ruger is the Chairman, President and Chief Executive Officer of Sturm, Ruger & Company, Inc., the issuer of the securities reported on herein. He is a citizen of the United States of America and his business address is c/o Sturm, Ruger & Company, Inc., One Lacey Place, Southport, Connecticut 08649. William B. Ruger, Jr. is a citizen of the United States and Vice Chairman, Senior Executive Officer, President and Chief Operating Officer of Sturm, Ruger & Company, Inc. and his business address is c/o Sturm Ruger & Company, Inc., One Lacey Place,
Southport, Connecticut 08649. Carolyn Vogel is a citizen of the United States and her address is c/o Sturm, Ruger & Company, Inc., One Lacey Place,
Southport, Connecticut 08649. Sturm, Ruger & Company, Inc. is engaged in the business of manufacturing firearms and investment cast products. Its address is One Lacey Place, Southport, Connecticut 08649. William B. Ruger, William B. Ruger, Jr. and Carolyn Vogel collectively own all of the capital stock of Ruger Management, a Delaware corporation which acts as the sole general partner of the Partnership. The address of its principal place of business is c/o Sturm, Ruger & Company, Inc., One Lacey Place, Southport, Connecticut 08649. The Partnership is a Delaware limited partnership engaged in the business of investment management of which Ruger Management is the sole general partner and of which William B. Ruger is the sole limited partner. The address of its principal place of business is c/o Sturm, Ruger & Company, Inc., One Lacey Place, Southport, Connecticut 08649. During the five-year period prior to the date hereof, none of William B. Ruger, William B. Ruger, Jr., Carolyn Vogel, Ruger Management or the Partnership has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

                  (a) William B. Ruger is the indirect and direct beneficial owner of an aggregate of 4,814,896 shares of common stock of Sturm, Ruger & Company, Inc., representing 17.89% of the issued and outstanding shares of common stock. These shares consist of the 4,272,000 shares of common stock of Sturm, Ruger & Company, Inc. held by the Partnership as to which Mr. Ruger, together with Mr. Ruger, Jr. and Ms. Vogel, is the indirect beneficial owner plus 542,896 additional shares of common stock which Mr. Ruger is entitled to direct the vote of pursuant to a voting agreement as to which Mr. Ruger is the direct beneficial owner. William B. Ruger, Jr. is the indirect and direct beneficial owner of an aggregate of 6,896,000 shares of common stock of Sturm, Ruger & Company, Inc. representing 25.63% of the issued and outstanding shares of common stock. These shares consist of the 4,272,000 shares of common stock of Sturm, Ruger & Company, Inc. held by the Partnership as to which Mr. Ruger, Jr., together with Mr. Ruger and Ms. Vogel, is the indirect owner plus 1,824,000 shares of common stock owned indirectly as co-trustee of the William
B. Ruger Charitable Remainder Annuity Trust plus 800,000 shares of common stock Mr. Ruger, Jr. owns directly. Carolyn Vogel is the indirect and direct beneficial owner of 5,022,000 shares of common stock of Sturm, Ruger & Company, Inc. representing 18.66% of the issued and outstanding shares of common stock. These shares consist of the 4,272,000 shares of common stock of Sturm, Ruger & Company, Inc. held by the Partnership as to which Ms. Vogel, together with Mr. Ruger and Mr. Ruger, Jr., is the indirect owner plus 750,000 shares of common stock Ms. Vogel owns directly. Ruger Management is the general partner of the Partnership and as such is deemed to be the indirect beneficial owner of the 4,272,000 shares of common stock of Sturm, Ruger & Company, Inc. held by the Partnership. The Partnership is the direct beneficial owner of the 4,272,000 shares of common stock of Sturm, Ruger & Company, Inc. held by it.

CUSIP
No.  864159108                        13D                     PAGE 9 of 11 PAGES
================================================================================


                  (b) Mr. Ruger is entitled to direct the vote of 542,896 shares of common stock pursuant to a voting agreement as to which Mr. Ruger is the direct beneficial owner. Mr. Ruger, Jr. is entitled to direct the vote of 800,000 shares of common stock as to which he is the beneficial owner and Mr. Ruger, Jr. is entitled to direct the vote of 1,824,000 shares of common stock as co-trustee of the William B. Ruger Charitable Remainder Annuity trust. Ms. Vogel is entitled to direct the vote of 750,000 shares of common stock as to which she is the beneficial owner. In addition, the power to vote the 4,272,000 shares of Sturm, Ruger & Company, Inc. common stock held by the Partnership and the power to direct the vote of such shares is beneficially shared by the Partnership, Ruger Management, Mr. Ruger, Jr., Ms. Vogel and Mr. Ruger. However, as the stockholders of Ruger Management, Mr. Ruger, Mr. Ruger, Jr. and Ms. Vogel have the sole power to direct and control the activities of Ruger Management which, in turn, has the sole power to direct and control the activities of the Partnership.

                  (c) On March 29, 1999, Mr. Ruger transferred an aggregate of 4,272,000 shares of common stock of Sturm, Ruger & Company, Inc. beneficially owned by him to Ruger Management and the Partnership in return for shares of stock representing all of the issued and outstanding stock of Ruger Management and all of the limited partnership interests in the Partnership. On April 30, 1999, Mr. Ruger transferred to each of Mr. Ruger, Jr. and Ms. Vogel twenty-six percent (26%) of the voting capital stock of Ruger Management, leaving Mr. Ruger with forty-eight percent (48%) of the voting capital stock of Ruger Management.

                  (d) Not applicable.

                  (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                  William B. Ruger, Mr. Ruger, Jr. and Ms. Vogel are the stockholders of Ruger Management, which in turn is the sole general partner of the Partnership. Mr. Ruger is also the sole limited partner of the Partnership.

CUSIP
No.  864159108                        13D                    PAGE 10 of 11 PAGES
================================================================================


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                        May 10, 1999
                                        ------------------------------
                                        (Date)

                                        /s/ William B. Ruger
                                        ------------------------------
                                        (Signature)

                                        William B. Ruger
                                        ------------------------------
                                        (Name/Title)




                                        May 10, 1999
                                        ------------------------------
                                        (Date)

                                        /s/ William B. Ruger, Jr.
                                        ------------------------------
                                        (Signature)

                                        William B. Ruger, Jr.
                                        ------------------------------
                                        (Name/Title)




                                        May 10, 1999
                                        ------------------------------
                                        (Date)

                                        /s/ Carolyn Vogel
                                        ------------------------------
                                        (Signature)

                                        Carolyn Vogel
                                        ------------------------------
                                        (Name/Title)

CUSIP
No.  864159108                        13D                    PAGE 11 of 11 PAGES
================================================================================


                                    SIGNATURE

         After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.



                                        May 10, 1999
                                        ------------------------------
                                        (Date)

                                        Ruger Business Holdings, L.P.
                                        By Ruger Management, Inc.,
                                        its General Partner


                                        By: /s/ William B. Ruger
                                            --------------------------
                                            William B. Ruger
                                            President

                                        ------------------------------
                                        (Signature)

                                        ------------------------------
                                        (Name/Title)